The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Subject to Completion, dated October 7, 2026

Pricing Supplement dated October      , 2026 (To Product Supplement No. ELN-1 dated March 25, 2025, Underlying Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $ Digital Invesco KBW Bank ETF-Linked Notes due November 1, 2027

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (November 1, 2027, subject to postponement) is based on the performance of the Invesco KBW Bank ETF as measured from the strike date (October 5, 2026) to and including the determination date (October 28, 2027, subject to postponement).

If the final underlier level on the determination date is greater than or equal to the initial underlier level ($87.56, which was the closing price of the underlier on the strike date), the return on your notes will be positive and you will receive, for each $1,000 principal amount of your notes, the threshold settlement amount of $1,074.30. However, if the final underlier level is less than the initial underlier level, you will receive the principal amount of your notes, but you will not receive any positive return on your investment.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the threshold settlement amount; or

●	if the underlier return is negative (the final underlier level is less than the initial underlier level), $1,000.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is expected to be within the range of $961.80 and $991.80 per $1,000 principal amount of notes and will be less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-9 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$7.20	$992.80
Total	$	$	$
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, is the agent for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.

BMO CAPITAL MARKETS

Terms of the Notes

Issuer:	Bank of Montreal

Underlier:	Invesco KBW Bank ETF (Bloomberg ticker symbol: KBWB)

Fund Underlying Index:	KBW Nasdaq BankTM Index

Strike Date:	October 5, 2026

Trade Date:	October 7, 2026

Original Issue Date:	October 13, 2026

Determination Date:	October 28, 2027, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	November 1, 2027, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.
Principal Amount:	$1,000 per note.

Cash Settlement Amount:

On the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●    if the final underlier level is greater than or equal to the initial underlier level, the threshold settlement amount; or

●    if the final underlier level is less than the initial underlier level, $1,000.

Initial Underlier Level:	$87.56, the closing price of the underlier on the strike date. The initial underlier level is not the closing price of the underlier on the trade date.

Final Underlier Level:	the closing price of the underlier on the determination date.

Threshold Settlement Amount:	$1,074.30 per note

Underlier Return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Closing Price:	Closing price has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

PS-2

Market Disruption Events and Postponement Provisions:

The determination date is subject to postponement due to non-scheduled trading days and the occurrence of a market disruption event. In addition, the stated maturity date will be postponed if the determination date is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the determination date and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement, the determination date is a “valuation date” and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” in the accompanying product supplement.

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” and the provisions set forth under the final paragraph of “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP / ISIN:	06376MP73 / US06376MP738

PS-3

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, underlying supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, underlying supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Underlying Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004728/r321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-4

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-5

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual final underlier level.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the stated maturity date. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Threshold settlement amount	$1,074.30
Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled determination date
No change in or affecting the underlier, any of the securities held by the underlier or the policies of the fund sponsor or the method by which the fund underlying index sponsor calculates the fund underlying index

Notes purchased on original issue date at a price equal to the principal amount and held to the stated maturity date

The actual performance of the underlier over the term of your notes, as well as the actual cash settlement amount may bear little relation to the hypothetical examples shown below or to the historical closing prices of the underlier shown elsewhere in this pricing supplement. For information about the historical closing prices of the underlier during recent periods, see “The Underlier—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 107.430% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 107.430% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

PS-6

Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
200.000%	107.430%
175.000%	107.430%
160.000%	107.430%
150.000%	107.430%
140.000%	107.430%
130.000%	107.430%
120.000%	107.430%
110.000%	107.430%
107.430%	107.430%
105.000%	107.430%
102.500%	107.430%
100.000%	107.430%
97.500%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

As shown in the table above:

•	If the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the principal amount of your notes.

•	If the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited by the threshold settlement amount, or 107.430% of each $1,000 principal amount of your notes. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level, regardless of the extent of that increase.

PS-7

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as percentages of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of the principal amount of your notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 100.000% (the section right of the 100.000% marker on the horizontal axis) would result in a limited return on your investment.

PS-8

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

You May Not Receive Any Positive Return On The Notes.

You will receive a positive return on the notes only if the final underlier level is greater than or equal to the initial underlier level. Because the value of the underlier will be subject to market fluctuations, the final underlier level may be less than the initial underlier level, in which case the cash settlement amount will only be the principal amount of your notes, and your yield on the notes will be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

You Will Receive The Threshold Settlement Amount Only If The Final Underlier Level Is Greater Than Or Equal To The Initial Underlier Level.

You will receive the threshold settlement amount only if the final underlier level is greater than or equal to the initial underlier level. If the final underlier level is less than the initial underlier level, then you will not receive the threshold settlement amount.

The Potential Return On The Notes Is Limited By The Threshold Settlement Amount.

The potential return on the notes is limited by the threshold settlement amount, regardless of how significantly the final underlier level exceeds the initial underlier level. The underlier could appreciate from the trade date through the determination date by significantly more than the percentage represented by the threshold settlement amount, in which case an investment in the notes will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the underlier.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue the shares of the underlier or any securities held by the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. investor in a note that is treated as a “contingent payment debt instrument” for U.S. federal income tax purposes, you generally will be required to recognize taxable income with respect to the note prior to its maturity, even though you will not receive any payment on the notes prior to maturity. In addition, your gain, if any, with respect to such notes generally will be treated as ordinary income rather than capital gain. See “United States Federal Income Tax Considerations” below and in the accompanying product supplement.

The Stated Maturity Date Will Be Postponed If The Determination Date Is Postponed.

The determination date will be postponed if the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on the determination date. If such a postponement occurs, the stated maturity date will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement.

PS-9

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the underlier, dividend rates and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your notes in any secondary market at any time.

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3-month period.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current value of the underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the underlier; interest rates; volatility of the underlier; time remaining to maturity; and dividend yields on the securities held by the underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the value of the underlier. Because numerous factors are expected to affect the value of the notes, changes in the value of the underlier may not result in a comparable change in the value of the notes.

PS-10

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Underlier

The Cash Settlement Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the shares of the underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those shares. As a holder of the notes, you will not have any voting rights or any other rights that holders of the underlier would have.

•	Historical Values Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

•	Changes That Affect The Underlier Or The Fund Underlying Index May Adversely Affect The Value Of The Notes And The Cash Settlement Amount.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Held By The Underlier.

•	We And Our Affiliates Have No Affiliation With The Fund Sponsor Or The Fund Underlying Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of The Underlier Is Different From An Investment Linked To Its Fund Underlying Index.

•	There Are Risks Associated With The Underlier.

•	Anti-Dilution Protection Is Limited, And The Calculation Agent Has Discretion To Make Anti-Dilution Adjustments.

•	Reorganization Or Other Events Relating To A Fund Could Adversely Affect The Value Of The Notes.

The Equity Securities Composing The Underlier Are Concentrated In The Banking Industry.

All or substantially all of the equity securities composing the Underlier are issued by companies whose primary line of business is directly associated with the banking industry. As a result, the value of the securities may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Banks are subject to extensive government regulation that may affect the scope of their activities, their profitability, the prices that they can charge and the amount of capital and liquid assets that they must maintain. In addition, changes in interest rates can have a disproportionate effect on the banking industry; banks whose securities the underlier may purchase may themselves have concentrated portfolios of loans or investments that make them vulnerable to economic conditions that affect that industry. Credit, borrower, asset, depositor and counterparty concentration can negatively impact banks in which the underlier invests. Negative public perception and increased competition also may adversely affect the profitability or viability of banks.

PS-11

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events,” “—Anti-dilution Adjustments” and “—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the value of the underlier.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the underlier may adversely affect the value of the underlier.

•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

PS-12

The Underlier

The Invesco KBW Bank ETF is issued by Invesco Exchange-Traded Fund Trust II, a registered investment company. The Invesco KBW Bank ETF seeks to track the investment results, before fees and expenses, of the KBW Nasdaq BankTM Index, a modified market capitalization-weighted index designed to track the performance of a selection of leading banks and thrifts that are publicly traded in the United States. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-138490 and 811-21977 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this pricing supplement. The Invesco KBW Bank ETF is listed on The Nasdaq Stock Market under the ticker symbol “KBWB.” For more information about the KBW Nasdaq BankTM Index, see “—The KBW Nasdaq BankTM Index” below.

This pricing supplement relates only to the notes offered hereby and does not relate to the underlier. We have derived all disclosures contained in this pricing supplement regarding the underlier from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlier. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the underlier in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlier have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the underlier could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the underlier. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the underlier, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlier. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The KBW Nasdaq BankTM Index

We obtained all information contained in this pricing supplement regarding the KBW Nasdaq BankTM Index (the “Bank Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Nasdaq, Inc. (“Nasdaq”). Nasdaq has no obligation to continue to publish, and may discontinue publication of, the Bank Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Bank Index in connection with the offer and sale of the notes.

In addition, information about the Bank Index may be obtained from other sources including, but not limited to, Nasdaq’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Bank Index is accurate or complete.

General

The Bank Index is a modified market capitalization-weighted index designed to track the performance of a selection of leading banks and thrifts that are publicly traded in the United States. It includes stocks representing large U.S. national money centers, regional banks and thrift institutions.

Security Eligibility Criteria

To qualify for initial inclusion in the Bank Index, a security must satisfy the following criteria, as applied by the index committee described below as of the applicable reconstitution reference date.

Security Types. A security must be classified as a common stock.

Multiple Securities per Issuer. Only one security per issuer is permitted. If an issuer has multiple otherwise-eligible securities, only the security with the highest one-month average daily trading volume (“ADTV”) may be eligible.

Listing Exchanges. A security must be listed on a U.S. exchange designated as eligible under Nasdaq’s policy on exchange eligibility. As of October 2, 2026, these eligible U.S. exchanges are the Texas Stock Exchange, Cboe Global Markets, Nasdaq and the New York Stock Exchange, including their eligible local or segment markets.

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Industries and Sectors. The index committee must determine that the security is primarily engaged in U.S. banking activities.

Market Capitalization. A security must have a market capitalization at least equal to the smallest market capitalization of any index security as of the reconstitution reference date.

Liquidity. A security must have a one-month ADTV of at least 100,000 shares.

Seasoning. A security must have traded for at least three full calendar months before the reconstitution reference date.

Float. At least 20% of a security’s total shares outstanding must be publicly available for trading.

Other Eligibility Criteria. A security must have a trailing 30-day average closing price of at least $2.00. A security must have listed options on a recognized options market in the United States or be eligible for listed-options trading on a recognized options market in the United States, if organized outside the United States.

If, at reconstitution, Nasdaq becomes aware that an issuer or security will soon undergo a fundamental change that would make it ineligible, the security is removed from consideration. This includes entering into a definitive merger or acquisition agreement or other pending arrangement that would make it ineligible, filing for bankruptcy or similar protection from creditors, or other disqualifying events under Nasdaq’s corporate actions and events methodology.

Constituent Selection

The Bank Index is determined by a five-member index committee consisting of four full-time employees of Keefe, Bruyette & Woods, Inc. (“KBW”) and one full-time Nasdaq employee (the “index committee”). The index committee’s objective is to develop and maintain indexes that seek to replicate specified market, industry and geographic segments. The index committee meets at least quarterly to review pending corporate actions affecting existing index securities, companies being considered for inclusion, and relevant market news and events.

The Bank Index is reconstituted quarterly. Initial-inclusion criteria are applied in December, and continued-inclusion criteria are applied in March, June and September. For initial inclusion, a security must satisfy all of the security eligibility criteria described above, as determined by the index committee. The Bank Index seeks to include 24 index securities.

For continued inclusion, an index security is assessed against the following criteria, as determined by the index committee:

•	Listed on a Nasdaq-designated eligible U.S. exchange.

•	Primarily engaged in U.S. banking activities.

•	Maintains a trailing 90-day average closing price of at least $2.00.

If an index security fails to meet these continued-inclusion criteria, the index committee may remove it or replace it with another security that best represents the intended market character of the Bank Index.

Constituent Weighting

The Bank Index is rebalanced quarterly using a two-stage weight adjustment process. Each index security’s initial weight is its market capitalization divided by the aggregate market capitalization of all index securities. Market capitalization is generally determined by multiplying the security’s last sale price by its total shares outstanding, subject to the weighting adjustments described below.

Stage 1. Initial weights are adjusted so that no index security’s weight exceeds 8%. The resulting weights are the Stage 1 weights.

Stage 2. The Stage 1 weights of the securities with the five largest market capitalizations are maintained. The weights of all other index securities are adjusted so that no such security has a weight above 4%.

Within each adjustment stage, excess weight is redistributed proportionately among the securities whose weights are permitted to increase, subject to the applicable caps. Index shares are then set so that each security’s index market value, using its price as of the rebalance reference date, reflects its final assigned weight.

Following this process, no index security has a weight above 8%, and only the securities with the five largest market capitalizations may have weights above 4%. These constraints apply to weights calculated using rebalance reference date prices; changes in market prices may cause actual weights to exceed those levels.

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Reconstitution and Rebalancing of the Bank Index

The Bank Index is reconstituted and rebalanced on a quarterly basis.

Reconstitutions take place in December, March, June and September, using data as of the 15th day of the preceding November, February, May and August, respectively (each, a “reconstitution reference date”). If the 15th falls on a weekend or holiday, the preceding trading day is used. The December review applies the initial-inclusion criteria, while the March, June and September reviews apply the continued-inclusion criteria described above.

The quarterly rebalancings use data as of the last trading day of November, February, May and August.

Reconstitution and rebalancing changes are announced after the close on the sixth trading day before the applicable effective date. The changes become effective at market open on the first trading day after the third Friday of December, March, June and September, respectively.

Maintenance of the Bank Index

Deletions and Replacements

Between scheduled reconstitutions, if Nasdaq becomes aware that an index security has become ineligible to remain in the Bank Index, it is removed as soon as practicable. Events that may result in removal include bankruptcy or similar creditor protection, delisting, mergers, acquisitions and other arrangements that make the security ineligible. A security removed between scheduled reconstitutions may be replaced at the next scheduled reconstitution with the next eligible security, as determined by the index committee.

Corporate Actions and Changes in Shares Outstanding

Between scheduled reconstitutions and rebalancings, Nasdaq may adjust security prices, index shares and the divisor (the scaling factor used in index calculations) for corporate actions and other events. Wherever Nasdaq’s corporate actions and events methodology describes alternative methods, the Bank Index follows the Market Cap Corporate Action Method.

Under Nasdaq’s general share-change policy, changes in total shares outstanding of 10% or more arising from other corporate events are reflected as soon as practicable after sufficient verification. Smaller changes are accumulated and implemented quarterly after the close on the third Friday of March, June, September and December.

Calculation and Dissemination of the Bank Index

The Bank Index is calculated according to Nasdaq’s calculation methodology for equities and commodities. Each index security’s market value is its last sale price multiplied by its assigned number of shares (“index shares”). The index level equals its previous closing level multiplied by the ratio of (i) current aggregate market value plus ordinary cash dividends going ex-dividend that day, valued using index shares, to (ii) aggregate market value at the start of the day, adjusted for applicable corporate actions and constituent changes.

The Bank Index is calculated and disseminated by Nasdaq Monday through Friday, except when U.S. markets are closed. Index values are available through Nasdaq Global Index Watch and Nasdaq’s index dissemination services.

Market Disruptions and Calculation Adjustments

For unexpected exchange closures, Nasdaq generally follows exchange guidance where it provides sufficient information on pricing and mandatory corporate actions. Otherwise, Nasdaq generally treats the affected exchange as if it were on holiday. If a current security price is unavailable, Nasdaq generally uses the latest available last sale price or, if the security has not traded that day, the previous closing price adjusted for corporate actions. Nasdaq may use an alternative price feed or, where necessary, delay or withhold publication of index values. Historical calculation corrections are announced through Nasdaq’s normal channels.

Governance of the Bank Index

The index committee reserves the right to change the methodology and index maintenance procedures as necessary. Its discussions and meeting minutes are confidential. Nasdaq may exercise reasonable discretion, including with respect to quantitative inclusion criteria, and may make discretionary adjustments in special circumstances to preserve the integrity of the Bank Index and the quality of its construction and calculation.

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The Bank Index is also managed by Nasdaq’s general governance committee structure for the index determination process, as described in Nasdaq’s index methodology guide.

Historical Information

We obtained the closing prices of the underlier in the graph below from Bloomberg Finance L.P., without independent verification.

The following graph sets forth daily closing prices of the underlier for the period from January 4, 2021 to October 5, 2026. The closing price on October 5, 2026 was $87.56. The historical performance of the underlier should not be taken as an indication of its future performance during the term of the notes.

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Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on July 23, 2026.

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United States Federal Income Tax Considerations

If you are U.S. investor, please read the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments” in the accompanying product supplement. The discussion below applies to you only if you are an initial purchaser of the notes acquiring them at their issue price.

In the opinion of our counsel Davis Polk & Wardwell LLP, the notes should be treated as debt for U.S. federal income tax purposes. Based on current market conditions, we intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, if you are a U.S. investor you generally will be required to include interest in your taxable income annually, based on a “comparable yield” (as described in the accompanying product supplement), adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the notes. Accordingly, you generally will recognize income with respect to the notes each year even though you will not receive any payment on the notes prior to maturity.

The comparable yield and the “projected payment schedule” (as described in the accompanying product supplement), or information about how to obtain them, will be provided in the final pricing supplement.

You are required to use our determination of the comparable yield and projected payment schedule in determining your interest accruals in respect of the notes, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (“IRS”).

The comparable yield and the projected payment schedule are relevant only for determining the interest accruals with respect to the notes for U.S. federal income tax purposes. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

You generally must treat any income realized on a taxable disposition of a note as ordinary interest income. Any loss realized on a taxable disposition of a note generally would be treated as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.

If you are a non-U.S. investor, please read the discussion in the accompanying product supplement under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. persons with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“Underlying Securities”), or indices that include Underlying Securities. Subject to certain exceptions, Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations.

Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2029 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the notes do not have a delta of one with respect to any Underlying Security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we and our agents will not be required to pay any additional amounts with respect to the amounts so withheld. If you are a non-U.S. investor, you should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

You should consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

BMOCM, our subsidiary, is the agent for the distribution of the notes and will purchase the notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. BMOCM may resell the notes to other securities dealers at the original issue price of the notes less a concession not in excess of the underwriting discount. In addition, a fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates). The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3 month period.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

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